SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549



                           FORM 11-K

         (Mark One)

            [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


           For the Plan Year Ended December 31, 1998


                               OR


     [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                 THE SECURITIES EXCHANGE ACT OF 1934


    For the Transition Period from ____ to _________________


                 Commission file number 1-3523



                   A. Full title of the Plan:

                      WESTAR SECURITY SERVICES, INC.
                      401(K) PROFIT SHARING PLAN

                   B. Name of issuer of the securities held
                      pursuant to the plan and the address
                      of its principal executive office:

                             WESTERN RESOURCES, INC.
                             818 Kansas Avenue
                             Topeka, Kansas  66612

                                                 EIN:  48-1123483
                                                         PN:  001










                  WESTAR SECURITY SERVICES, INC.

                         401(k) PROFIT SHARING PLAN

           FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997

     TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

            Report of Independent Public Accountants



To the Investment and Benefits Committee of
Westar Security Services, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of WESTAR SECURITY SERVICES, INC. 401(k) PROFIT SHARING PLAN as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years ended December 31, 1998 and 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen


Kansas City, Missouri,
June 25, 1999

                                                 EIN:  48-1123483
                                                         PN:  001

                 WESTAR SECURITY SERVICES, INC.

                   401(k) PROFIT SHARING PLAN

        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                   DECEMBER 31, 1998 AND 1997


ASSETS                                                 1998              1997

INVESTMENTS:
  Investment Vanguard Contract Fund                 $  4,991          $  4,548
  Vanguard Windsor Fund                              114,278            78,445
  Vanguard Prime Money Market Fund                    19,777             6,886
  Western Resources, Inc. Common
    Stock Fund                                        97,675            78,263
  Loan Fund                                           16,962              -
  Vanguard Wellington Fund                            31,325            30,999
  Vanguard 500 Index Fund                             49,921            40,462
  Vanguard PRIMECAP Fund                             105,159            61,319
  Fidelity Magellan Fund                              97,381            34,235
  Vanguard International Growth Fund                  20,968            12,764
  Vanguard-Total Bond Market
    Index Fund                                         3,217             2,513

     Total Investments                               561,654           350,434

DIVIDENDS RECEIVABLE                                   1,564               954

NET ASSETS AVAILABLE FOR BENEFITS                   $563,218          $351,388

          The accompanying notes to financial statements are an integral part of these statements.




                                                 EIN:  48-1123483
                                                         PN:  001



                  WESTAR SECURITY SERVICES, INC.

                    401(k) PROFIT SHARING PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

          FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                              1998             1997
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of period                    $351,388          $166,560


ADDITIONS:
INVESTMENT INCOME-
  Net Appreciation in Fair
    Value of Investments                              1,834            48,214
  Interest                                            1,811               580
  Dividends                                          26,540            24,659

      Total Investment Income                        30,185            73,453

PARTICIPANT CONTRIBUTIONS                            37,108            82,331

      Total Additions                                67,293           155,784

DEDUCTIONS:
  Benefits Paid                                      (9,381)           (3,337)
      Total Deductions                               (9,381)           (3,337)

TRANSFERS FROM OTHER PLANS                          153,918            32,381

NET INCREASE                                        211,830           184,828

NET ASSETS AVAILABLE FOR
  BENEFITS, end of period                          $563,218          $351,388


          The accompanying notes to financial statements are an integral part of these statements.


                  WESTAR SECURITY SERVICES, INC.

                    401(k) PROFIT SHARING PLAN

                  NOTES TO FINANCIAL STATEMENTS

                    DECEMBER 31, 1998 AND 1997


(1) PLAN DESCRIPTION:

The following brief description of the Westar Security Services, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

          (a) General--In 1995, Western Resources, Inc. (WRI) acquired two security service providers, Mobilfone Security of Topeka and Communications & Signaling, Inc. (CSI), which together formed the WRI subsidiary, Westar Security Services, Inc. (the Company). This defined contribution plan was established for employees of the Company effective February 1, 1996.

          All employees are eligible to participate in the Plan after ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

          (b) Contributions--Participants are allowed to make elective deferral contributions of between 1 percent and 14 percent of taxable wages subject to certain Internal Revenue Code limits. These contributions effectively reduce a participant's taxable wages because they are withheld from earnings on a pre-tax basis. An employee may transfer a qualifying rollover distribution to the trustee under the Plan subject to terms and conditions of the Plan.

          The Company may make qualified nonelective employer contributions or regular employer contributions at its discretion. In order to share in either employer contribution, the eligible employee must be an employee of the Company on the last day of the plan year and must have completed 1,000 hours of service during the plan year.

          Participants are fully vested in elective deferral contributions, qualified nonelective employer contributions, and amounts representing qualifying rollover distributions. Participants vest in regular employer contributions on a five-year graded schedule. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or his beneficiaries in accordance with plan terms.

          (c) Investment Funds--Participants may elect to have their contributions and the Company's qualified nonelective contributions invested in the funds listed below, excluding the Loan Fund.

          The Vanguard Investment Contract Trust seeks to preserve the value of an investment and provide an attractive level of interest by investing in investment contracts issued by financial institutions and in contracts backed by high-quality bonds and bond mutual funds.

          The Vanguard Windsor Fund is a diversified equity fund invested in equity securities providing dividend and capital appreciation income. The Vanguard Prime Money Market Fund is a money market fund invested in high-quality money market obligations issued by financial institutions, nonfinancial corporations, U.S. and other governmental agencies, and repurchase agreements collateralized by such securities.

          The Western Resources, Inc. Common Stock Fund provides the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. A portion of the fund may also be invested in cash reserves, such as money market instruments, to accommodate daily transactions.

          The Loan Fund is a conduit for the distribution and repayment of loan proceeds. The investments in the fund represent loans due from participants.

          The Vanguard Wellington Fund is a balanced fund which invests in stocks for potential capital growth and dividend income and in bonds for current income potential and conservation of principal.

          The Vanguard 500 Index Fund is a growth and income fund which seeks to provide long-term capital growth. The Vanguard 500 Index Fund attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's Composite Stock Price Index.

          The Vanguard PRIMECAP Fund is a growth fund seeking long-term growth of capital by investing principally in a portfolio of common stocks.

          The Fidelity Magellan Fund is a diversified equity fund invested in equity securities providing long-term capital appreciation.

     Vanguard International Growth Fund invests in the stocks of about 200 companies located in 30 countries around the world.

          Vanguard Total Bond Market Index Fund invests in about 1,500 bonds from a variety of industries in an attempt to match the performance and risk characteristics of the unmanaged Lehman Brothers Aggregate Bond Index. The investments range from short-term bonds that mature in a year to long-term bonds that mature in 20 or 30 years, giving the Fund an average maturity of nine years.

          The above funds are managed by Vanguard Fiduciary Trust Company (Vanguard) except the Fidelity Magellan Fund which is managed by Fidelity Investments' Institutional Services Company. All investments are stated at quoted market values, except as follows. Investments in Vanguard Investment Contract Trust and Vanguard Prime Money Market Fund are stated at cost which approximates market value as determined by Vanguard. Investments in the Loan Fund are stated at face value.

          (d) Loans to Participants--In accordance with plan provisions, participants are permitted to borrow a specified portion of the vested balances in their individual accounts. Loans are evidenced by promissory notes payable to the Plan.

          (e) Income Taxes--The Plan obtained a determination letter on March 27, 1998, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes has been included in these financial statements.

          (f) Plan Termination--The Company is free to terminate the Plan at any time.



(2) SIGNIFICANT ACCOUNTING POLICIES:

          (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employee contributions are accrued as the employees' salaries are earned.

         (b) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          (c) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest dividends, realized and unrealized changes in investment market value and plan expenses are made when such amounts are earned or incurred.

          Forfeitures arise when participants leave the Plan before any discretionary regular employer contributions become fully vested. Forfeitures are reallocated to the accounts of all participants entitled to share in the employer contribution.

          (d) Administrative Expenses--All administrative expenses of the Plan are paid by the Company with the exception of loan administrative charges which will be paid by the participants. The Company has no continuing obligation to pay these expenses.

(3) ASSET TRANSFERS:

The accounts of participants who change employment status and new employees with assets in previous employers' qualified plans are transferred into the Plan in accordance with plan provisions.

(4) SECURITY ALARM MONITORING ACQUISITION:

As a result of the acquisition of Protection One, certain security service employees were transferred to Protection One. At March 31, 1997, those employees' contributions ceased although account balances continue to be maintained in the Westar Security Services, Inc. 401(k) Profit Sharing Plan. These employees became participants in the Westar Security Services 401(k) Plan at April 1, 1997. On July 1, 1998, the Westar Security Services 401(k) Plan was merged into Protection One 401(k) Plan (formerly Protection One Employees Savings Plan). In April, 1999 the account balances for these employees totaling $284,289 were transferred to the Protection One 401(k) Plan.

(5) FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail:


(4) Fund Information (continued):


                                                         Year Ended December 31, 1998
                                                                   Prime          Company
                                 Investment                        Money          Common
                                  Contract        Windsor          Market         Stock          Loans
ADDITIONS
Investment income:
  Net appreciation
    (depreciation) in fair
    value of investments        $      -        $   (13,030)    $      -        $   (23,295)    $    -
  Interest                              289            -                720              51           751
  Dividends                            -              9,710            -              3,225          -

                                        289          (3,320)            720         (20,019)          751

Participant contributions               154           8,587            -              4,778          -

   Total additions                      443           5,267             720         (15,241)          751

DEDUCTIONS

Benefits paid                          -               (842)           (236)         (3,452)         -
   Total deductions                    -               (842)           (236)         (3,452)         -

Net increase (decrease)
  prior to transfers                    443           4,425             484         (18,693)          751

TRANSFERS

Interfund transfers                    -             (5,918)         12,407          23,233        (3,513)
Transfers-Other plans                  -             37,326            -             14,872        19,724

  Total transfers                      -             31,408          12,407          38,105        16,211

  Net increase                          443          35,833          12,891          19,412        16,962

Net assets available
  for benefits:
    Beginning of period               4,548          78,445           6,886          78,263          -

    End of period               $     4,991     $   114,278     $    19,777     $    97,675     $  16,962

                                                                (continued)


(4)  Fund Information (continued):



                                                               Year Ended December 31, 1998
                                                                   500
                                               Wellington         Index          PRIMECAP         Magellan
ADDITIONS
Investment income:
  Net appreciation
    (depreciation) in fair
    value of investments                       $       (59)    $   10,020      $   13,676       $    12,300
  Interest                                            -              -               -                 -
  Dividends                                          3,491            763           3,822             3,372
                                                     3,432         10,783          17,498            15,672

Participant contributions                              689          1,255          12,038             3,514

   Total additions                                   4,121         12,038          29,536            19,186

DEDUCTIONS

Benefits paid                                       (1,979)          (831)         (1,941)             (100)
   Total deductions                                 (1,979)          (831)         (1,941)             (100)

Net increase (decrease)
  prior to transfers                                 2,142         11,207          27,595            19,086

TRANSFERS

Interfund transfers                                 (1,816)        (1,748)        (23,197)            1,506
Transfers-Other plans                                 -              -             39,442            42,554

  Total transfers                                   (1,816)        (1,748)         16,245            44,060

  Net increase                                         326          9,459          43,840            63,146

Net assets available
  for benefits:
    Beginning of period                             30,999         40,462          61,319            34,235

    End of period                              $    31,325    $    49,921     $   105,159       $    97,381

                          (continued)

(4)  Fund Information (continued):


                                                                 Year Ended December 31, 1998
                                                                Total Bond
                                               International      Market
                                                  Growth           Index          Other            Total
Investment income:
  Net appreciation
    (depreciation) in fair
    value of investments                       $     2,176     $       46     $      -          $    1,834
  Interest                                            -              -               -               1,811
  Dividends                                            414            179           1,564           26,540
                                                     2,590            225           1,564           30,185

Participant contributions                            5,614            479            -              37,108

   Total additions                                   8,204            704            -              67,293

DEDUCTIONS

Benefits paid                                         -              -               -              (9,381)
   Total deductions                                   -              -               -              (9,381)

Net increase (decrease)
  prior to transfers                                 8,204            704           1,564           57,912

TRANSFERS

Interfund transfers                                   -              -               (954)            -
Transfers-Other plans                                 -              -               -             153,918

  Total transfers                                     -              -               (954)         153,918

  Net increase                                       8,204            704             610          211,830

Net assets available
  for benefits:
    Beginning of period                             12,764          2,513             954          351,388

    End of period                               $   20,968     $    3,217      $    1,564        $ 563,218

                                         (4) Fund Information (continued):


                                                       Year Ended December 31, 1997
                                                                   Prime           Company
                                 Investment                        Money           Common
                                  Contract        Windsor          Market          Stock          Loans
ADDITIONS
Investment income:
  Net appreciation
    (depreciation) in fair
    value of investments        $      -        $       202     $      -        $    21,806     $    -
  Interest                              244            -                323               5             8
  Dividends                            -             12,445            -              2,722          -

                                        244          12,647             323          24,533             8

Participant contributions             1,927          12,388           4,259          12,019          -

   Total additions                    2,171          25,035           4,582          36,552             8

DEDUCTIONS

Benefits paid                          -               (281)           -             (1,251)         (400)
Other                                  -               -               -               -             -
   Total deductions                    -               (281)           -             (1,251)         (400)

Net increase (decrease)
  prior to transfers                  2,171          24,754           4,582          35,301          (392)

TRANSFERS

Interfund Transfers                     (91)          8,094              76         (11,236)          (92)
Transfers-Other plans                 1,925           6,372           1,925           3,239          -

  Total transfers                     1,834          14,466           2,001          (7,997)          (92)

  Net increase                        4,005          39,220           6,583          27,304          (484)

Net assets available
  for benefits:
    Beginning of period                 543          39,225             303          50,959           484

    End of period               $     4,548     $    78,445     $     6,886     $    78,263     $    -

                                                                (continued)


(4)  Fund Information (continued):


                                                              Year Ended December 31, 1997
                                                                   500
                                               Wellington         Index          PRIMECAP         Magellan
ADDITIONS
Investment income:
  Net appreciation
    (depreciation) in fair
    value of investments                       $     2,594     $    8,724      $   10,474       $     4,706
  Interest                                            -              -               -                 -
  Dividends                                          2,769            817           2,081             2,190

                                                     5,363          9,541          12,555             6,896

Participant contributions                            6,336         11,375          17,626             7,233

   Total additions                                  11,699         20,916          30,181            14,129

DEDUCTIONS

Benefits paid                                         (482)          (235)            (80)             (424)
Other                                                 -              -               -                 -
   Total deductions                                   (482)          (235)            (80)             (424)

Net increase (decrease)
  prior to transfers                                11,217         20,681          30,101            13,705

TRANSFERS

Interfund transfers                                  2,681           (838)          2,325               200
Transfers-Other plans                                1,925           -             11,083              -

  Total transfers                                    4,606           (838)         13,408               200

  Net increase                                      15,823         19,843          43,509            13,905

Net assets available
  for benefits:
    Beginning of period                             15,176         20,619          17,810            20,330

    End of period                              $    30,999    $    40,462     $    61,319       $    34,235

                          (continued)

(4)  Fund Information:


                                                                Year Ended December 31, 1997
                                                                Total Bond
                                               International      Market
                                                  Growth          Index           Other            Total
Investment income:
  Net appreciation
    (depreciation) in fair
    value of investments                       $      (368)    $       76     $      -          $   48,214
  Interest                                            -              -               -                 580
  Dividends                                            544            137             954           24,659
                                                       176            213             954           73,453

Participant contributions                            6,676          2,492            -              82,331

   Total additions                                   6,852          2,705             954          155,784

DEDUCTIONS

Benefits paid                                         -              (184)           -              (3,337)
Other                                                 -              -               -                -
   Total deductions                                   -              (184)           -              (3,337)

Net increase (decrease)
  prior to transfers                                 6,852          2,521             954          152,447

TRANSFERS

Interfund transfers                                   -                (8)         (1,111)            -
Transfers-Other plans                                5,912           -               -              32,381

  Total transfers                                    5,912             (8)         (1,111)          32,381

  Net increase                                      12,764          2,513            (157)         184,828

Net assets available
  for benefits:
    Beginning of period                               -              -              1,111          166,560

    End of period                               $   12,764     $    2,513      $      954        $ 351,388

                                                                                                    EIN:  48-1123483
                                                                       PN: 001

                  WESTAR SECURITY SERVICES, INC.

                    401(k) PROFIT SHARING PLAN

    LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        DECEMBER 31, 1998

                                           Number                   Current
           Description                    of Units       Cost        Value
Vanguard Windsor Fund                    7,339.6051    $125,105    $ 114,278

Vanguard Prime Money Market Fund        19,777.2400      19,777       19,777

Vanguard Wellington Fund                 1,067.2988      28,781       31,325

Vanguard 500 Index Fund                    438.0989      33,249       49,921

Vanguard PRIMECAP Fund                   2,206.4474      88,808      105,159

Fidelity Magellan Fund                     806.0001      80,330       97,381

Vanguard International Growth Fund       1,117.1064      19,146       20,968

Vanguard Total Bond Market Index Fund      313.2373       3,059        3,217

Vanguard Investment Contract Trust       4,990.5200       4,864        4,991

*Western Resources, Inc. Common
   Stock Fund                            2,937.6003     104,566       97,675

* Participant Loan, at interest rate
    of 7.5%                                              16,962       16,962

    Total investments                                  $524,647     $561,654


*Investment with party-in-interest to the Plan.

                                                 EIN:  48-1123483
                                                         PN:  001

                  WESTAR SECURITY SERVICES, INC.

                    401(k) PROFIT SHARING PLAN


          LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

               FOR THE YEAR ENDED DECEMBER 31, 1998



                                          Type of                             Dollar             Net Gain
         Investment                     Transaction         Number             Value              (Loss)
Series of Transactions in Excess of 5%                                          (1)

Fidelity Magellan Fund                   Purchases             45             $20,836            $   -
                                         Sales                  4              11,347                (582)

Vanguard PRIMECAP Fund                   Purchases             45              27,897                -
                                         Sales                  6              37,299               5,022

Vanguard Windsor Fund                    Purchases             40              22,410                -
                                         Sales                  6               9,808                (302)

Vanguard Prime Money Market Fund         Purchases             44              75,590                -
                                         Sales                 29              62,676                -

Vanguard 500 Index Fund                  Purchases             42              16,814                -
                                         Sales                  5              17,537               4,104

Western Resources, Inc. Stock Fund       Purchases             35              61,626                -
                                         Sales                  8              30,880               3,709

Single Transactions in Excess of 5%


Fidelity Magellan Fund                   Purchase               1              41,178                -

Vanguard Prime Money Market Fund         Purchase               1              24,262                -
                                         Sale                   1              19,135                -


(1)  Amount shown in this column is cost of purchases or proceeds from sales.


                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Security Services, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            WESTAR SECURITY SERVICES, INC.
                                            401(K) PROFIT SHARING PLAN

By:

       Signature                Title                    Date


/s/William B. Moore               Chairman              June 29, 1999



/s/Ira W. McKee, Jr.              Member                June 29, 1999



/s/Carl M. Koupal, Jr.            Member                June 29, 1999



/s/Richard D. Terrill             Member                June 29, 1999



                          EXHIBIT INDEX


Exhibit
Number                     Description of Documents                   Page

  23 Consent of Independent Public Accountants (filed electronically)